Exhibit 2.1

        August 6, 2012

Biota Holdings Limited (ACN 006 479 081)

Unit 10, 585 Blackburn Road

Notting Hill, Victoria 3168 (Biota).

Nabi Biopharmaceuticals

12270 Wilkins Avenue

Rockville, Maryland 20852 (Nabi).

Strictly confidential

Merger Implementation Agreement – Amendment

The parties to this letter refer to the Merger Implement Agreement between the parties dated 22 April 2012 (the MIA).

The parties have agreed to amend the terms of the MIA as set out in this letter.

All capitalised terms in this letter have the meaning given to them in the MIA.

1.	Amendment to definition of ‘Nabi Charter Amendment’

The definition of ‘Nabi Charter Amendment’ in clause 1.1 of the MIA is deleted and replaced with the following:

“Nabi Charter Amendment means the amendment to the certificate of incorporation of Nabi, reflecting: (i) the increase in the authorised number of Nabi Shares to 200 million, to allow for additional issuances, including the issuance of the New Nabi Shares; (ii) the reverse stock split whereby each eight, seven, six, five or four Nabi Shares (the final number to be determined by the Nabi Board in its sole discretion) would be consolidated into one Nabi Share at any time prior to December 31, 2012; (iii) the change in the name of Nabi to Biota Pharmaceuticals, Inc.; provided that the amendment relating to (iii) will be filed with the State of Delaware and become effective immediately after the Implementation Date.”

2.	Amendment to clause 3.1(f) (Nabi Stockholder approval)

Clause 3.1(f) (Nabi Stockholder approval) of the MIA is deleted and replaced with the following:

“(Nabi Stockholder approval) the Nabi Charter Amendment Proposal (with or without the proposal relating to the amendment of the certificate of incorporation of Nabi regarding the reverse stock split, whereby each eight, seven, six, five or four Nabi Shares (the final number to be determined by the Nabi Board in its sole discretion) would be consolidated into one Nabi Share at any time prior to December 31, 2012) and the Nabi Share Issue Proposal are approved by the requisite majorities of Nabi Stockholders in accordance with the Delaware Law; for the avoidance of doubt, approval by Nabi Stockholders of the Nabi Charter Amendment Proposal regarding the reverse stock split shall not be a Condition Precedent for purposes of this clause 3.1;”

3.	Amendment to clause 4.2(a)

Clause 4.2(a) of the MIA is deleted and replaced with the following:

“(a)	Subject to the Scheme becoming Effective and clauses 4.2(b), 4.2(c) and 4.3, Nabi agrees in favour of Biota that, in consideration of the transfer to Nabi of each Scheme Share under the Scheme, Nabi accepts such transfer, and provides to each Scheme Shareholder 0.669212231 New Nabi Shares for each Scheme Share held by them; provided, however, that if:

(i)	Nabi completes an issuer tender offer that is a Permissible Nabi Stockholder Cash Transaction, then the number of New Nabi Shares for each Scheme Share shall be a number determined in accordance with the following formula:

0.669212231 x	NN – NTO
NN

Where:

NN is the number of Nabi Shares outstanding as at the date of this Agreement (42,877,581) plus 1,277,386 (being one-third of the number of Nabi stock options on issue as at the date of this Agreement).

NTO is the number of Nabi Shares acquired by Nabi in the issuer tender offer; and

(ii)	Nabi completes a reverse stock split prior to the Implementation Date, then the number of New Nabi Shares for each Scheme Share (adjusted in accordance with clause 4.2(a)(i) if applicable) shall be a number determined in accordance with the following formula:

NNS x	NN – NSC
NN

Where:

NNS is 0.669212231 (adjusted in accordance with clause 4.2(a)(i) if applicable).

NN is the number of Nabi Shares outstanding immediately prior to the reverse stock split.

NSC is the reduction in the number of Nabi Shares outstanding as a result of the reverse stock split.

It is noted that the purpose of the above formulae is to preserve the respective percentage of shares of Nabi’s issued stock to be held immediately after the Implementation Date by Scheme Shareholders (collectively) on one hand (being 73.9603%) and Nabi Stockholders immediately prior to the Implementation Date (collectively) on the other hand (being 26.0397%) (subject in each case to rounding) following the issuer tender offer or the reverse stock split, as applicable /.”

4.	Deed

Biota and Nabi agree that this letter constitutes a deed and may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

5.	Governing law

Clause 15.11 (Governing law and jurisdiction) of the MIA applies to this letter.

Executed and delivered as a Deed.

Executed as a deed in accordance with section 127 of the Corporations Act 2001 by Biota Holdings Limited:

/s/ P.C. Cook	/s/ D. Lismore
Director Signature	Director/Secretary Signature

P.C. Cook	D. Lismore
Print Name	Print Name

Executed as a deed by Nabi Pharmaceuticals:

/s/ Raafat Fahim
Signature

Raafat Fahim, President & CEO
Print Name and Title